Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, November 27, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 20 to November 24, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20/11/2023	522,991	62.641148	32,760,756.63	XPAR
20/11/2023	270,000	62.651468	16,915,896.36	CEUX
20/11/2023	50,000	62.604115	3,130,205.75	TQEX
20/11/2023	35,000	62.660472	2,193,116.52	AQEU
21/11/2023	462,593	62.922899	29,107,692.62	XPAR
21/11/2023	210,000	62.926357	13,214,534.97	CEUX
21/11/2023	77,000	62.929392	4,845,563.18	TQEX
21/11/2023	45,000	62.937231	2,832,175.40	AQEU
22/11/2023	527,387	62.278966	32,845,117.04	XPAR
22/11/2023	200,000	62.398308	12,479,661.60	CEUX
22/11/2023	50,000	62.332438	3,116,621.90	TQEX
22/11/2023	25,000	62.342041	1,558,551.03	AQEU
23/11/2023	366,905	62.741215	23,020,065.49	XPAR
23/11/2023	275,000	62.809101	17,272,502.78	CEUX
23/11/2023	40,000	62.772947	2,510,917.88	TQEX
23/11/2023	35,000	62.757365	2,196,507.78	AQEU
24/11/2023	402,196	63.233198	25,432,139.30	XPAR
24/11/2023	202,000	63.236992	12,773,872.38	CEUX
24/11/2023	40,000	63.235872	2,529,434.88	TQEX
24/11/2023	20,000	63.226380	1,264,527.60	AQEU
Total	3,856,072	62.758128	241,999,861.08

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).